Dreyfus
Strategic Municipal
Bond Fund, Inc.

SEMIANNUAL REPORT May 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Dreyfus Strategic Municipal Bond Fund, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Strategic Municipal Bond Fund, Inc. covers the six-month period from December 1, 2002, through May 31, 2003. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

We have recently seen some signs of stability in the U.S. financial markets. Perhaps most important, the war in Iraq wound down quickly, without disrupting oil supplies or major incidents of terrorism. Many stock market indices have posted encouraging gains since the start of 2003, although it is uncertain whether such gains will continue. At the same time, an estimated $350 billion in federal tax cuts were signed into law on May 28, and the evidence to date suggests that any adverse impact on municipal bond yields should be minimal. Indeed, rising state and local taxes may make municipal bonds more valuable for investors seeking tax-exempt income.

Of course, problems and concerns remain. In the U.S. economy, unemployment has risen to multiyear highs, and corporations remain reluctant to spend. Positive factors appear to outweigh negative ones, however, and we believe that the U.S. economy is on the path to recovery.

What are the implications for your investments? We believe that municipal bonds may benefit as state and local tax rates rise, making tax-exempt yields more attractive compared to taxable yields for many investors. At the same time, because of ongoing fiscal pressures affecting many states and municipalities, diversification remains important. As for stocks, we currently believe that selectivity among individual companies can be a key factor in the equity markets. However, no one can say for certain what direction the markets will take over time. Your financial advisor can help you to ensure that your portfolio reflects your investment needs, long-term goals and attitudes toward risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 16, 2003



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Strategic Municipal Bond Fund, Inc. perform during the period?

For the six-month period ended May 31, 2003, the fund achieved a total return of 9.59%.[1] During the same period, the fund provided aggregate income dividends of $0.2974 per share, which is equal to a distribution rate of 6.57%.[2]

The fund and market's performance during the reporting period was primarily influenced by declining interest rates, heightened investor demand for tax-exempt fixed-income securities and mounting fiscal pressures on state and local governments. The fund's investment returns were enhanced by our leveraging strategy, which benefited from historically low borrowing rates.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent believed by Dreyfus to be consistent with the preservation of capital. In pursuing this goal, the fund invests at least 80% of its assets in municipal bonds. Municipal bonds are classified as general obligation bonds, revenue bonds and notes. Under normal market conditions, the fund invests at least 80% of its net assets in investment-grade bonds.

We look for bonds that we believe can provide high current income. We strive to find such opportunities through analysis of individual bonds' structures. Within the context of our bond structure analyses, we pay particularly close attention to each bond's maturity and early redemption features.

Over time, many of the fund's older, higher-yielding bonds have matured or were redeemed by their issuers. We have generally attempted to replace those bonds with new securities that offered currently higher than average income payments. We have also sought to upgrade the fund with newly issued bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually sell bonds that are close to their optimal redemption date or maturity. In addition, we conduct credit analysis of our holdings in an attempt to avoid potential defaults on interest and principal payments.

What other factors influenced the fund's performance?

The reporting period was characterized by persistent economic weakness, which was aggravated by corporate scandals early in the reporting period and, later, heightened international tensions culminating in the war in Iraq. Despite the Federal Reserve Board's aggressively accommodative monetary policy, the economy failed to gain much momentum after the Iraq war wound down in early April 2003, and municipal bond yields continued to decline. Lower yields on newly issued bonds produced price appreciation for seasoned bonds, contributing positively to the fund's total return. Lower yields and higher prices were also supported by high levels of investor demand for relatively stable, tax-exempt investment alternatives.

The weak economy also produced negative influences affecting the municipal bond market. Most notably, revenues from personal income taxes, capital gains taxes and sales taxes fell short of many states' and municipalities' projections, creating budget deficits. State governments have attempted to bridge their budget gaps through spending reductions and, in some cases, higher taxes. Government entities have also turned to the municipal bond market to fund ongoing operations and new projects. As a result, the supply of newly issued bonds during the reporting period rose sharply compared to the same period one year earlier. While a surge of new issuance historically has tended to produce higher yields, the reporting period's increased supply of bonds was easily absorbed by robust investor demand, and municipal bond yields generally remained low.

In this challenging fiscal environment, we have attempted to adopt a more conservative investment posture. We reduced the fund's holdings of corporate-backed bonds and redeployed those assets primarily among high-quality, income-oriented bonds that are more sensitive to interest-rate changes than to investors' perception of credit quality.

Finally, the fund benefited from lower short-term interest rates and a widening of the difference between short-term rates and long-term bond yields. As part of the fund's leveraging strategy, we extended the term of one of the fund's series of auction-rate preferred notes, effectively locking in today's low borrowing rates for two years. By reinvesting the proceeds in municipal bonds with long-term maturities, we have effectively enhanced the fund's income stream.

What is the fund's current strategy?

We continue to look for opportunities to upgrade the fund's credit quality without sacrificing substantial amounts of current income. In the meantime, we are cautiously optimistic about the prospects for municipal bonds in general and the fund's seasoned, core holdings in particular. In our current view, recent federal tax cuts are likely to be offset by higher state and local taxes for many taxpayers. New York and Connecticut have already raised taxes to cover their budget deficits, and other states are considering doing so. As a result, tax-exempt securities may become more attractive to investors seeking tax-free income.

June 16, 2003

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

STATEMENT OF INVESTMENTS

May 31, 2003 (Unaudited)

Long-Term Municipal Investments—138.7%	Principal Amount ($)	Value ($)
Alaska—4.7%		
Alaska Housing Finance Corporation:		
6.25%, 6/1/2035	7,145,000	7,761,613
6.05%, 6/1/2039 (Insured; MBIA)	11,915,000	12,655,160
Arizona—2.7%		
Apache County Industrial Development Authority, PCR (Tuscon Electric Power Co.) 5.85%, 3/1/2028	8,250,000	7,626,712
Maricopa County Pollution Control Corporation, PCR (El Paso Electric Co.) 6.25%, 5/1/2037	4,000,000	4,075,720
Arkansas—2.5%		
Arkansas Development Finance Authority, SFMR 6.25%, 1/1/2032	4,945,000	5,343,419
Little Rock School District 5.25%, 2/1/2030 (Insured; FSA)	5,000,000	5,445,450
California—7.0%		
California Department Water Resources, Power Supply Revenue 6%, 5/1/2015	12,500,000	14,741,250
California Educational Facilities Authority, Revenue (University of Southern California) 5.50%, 10/1/2027	1,000,000	1,118,870
California Health Facilities Financing Authority, Health Facility Financing Revenue (Cedars-Sinai Medical Center) 6.25%, 12/1/2034	3,750,000	4,081,275
California Pollution Control Financing Authority, PCR (Southern California Edison Company) 7%, 2/28/2008	5,000,000	5,090,650
Los Angeles 5%, 9/1/2021(Insured; MBIA)	5,000,000	5,405,300
Colorado—1.2%		
Colorado Health Facilities Authority, Revenue (American Housing Foundation 1, Inc.) 8.50%, 12/1/2031	2,055,000	2,078,715
Denver City and County, Special Facilities Airport Revenue (United Air Lines) 6.875%, 10/1/2032	2,700,000 [a]	981,450
Northwest Parkway Public Highway Authority, Revenue (First Tier Subordinated) 7.125%, 6/15/2041	2,000,000	2,108,400
Connecticut—2.6%		
Connecticut Development Authority, PCR (Connecticut Light and Power) 5.95%, 9/1/2028	6,000,000	6,381,960
Connecticut Resource Recovery Authority (American Refunding-Fuel Company) 6.45%, 11/15/2022	4,985,000	5,080,363

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Delaware—1.0%		
Delaware Health Facilities Authority, Revenue (Beebe Medical Center) 6.80%, 6/1/2024	3,905,000	4,175,421
District of Columbia—1.4%		
Metropolitan Washington Airports Authority, Special Facilities Revenue (Caterair International Corp.) 10.125%, 9/1/2011	6,120,000	6,107,638
Florida—4.6%		
Florida Board of Education, Lottery Revenue 6%, 7/1/2014 (Insured; FGIC)	5,000,000	5,987,950
Florida Housing Finance Corporation, Housing Revenue (Seminole Ridge Apartments) 6%, 4/1/2041 (Collateralized; GNMA)	6,415,000	6,877,650
Orange County Health Facilities Authority, Revenue: (Adventist Health System) 6.25%, 11/15/2024	3,000,000	3,299,970
(Orlando Regional Healthcare System) 6%, 10/1/2026	3,500,000	3,712,415
Georgia—1.0%		
Private Colleges and Universities Facilities Authority, Revenue (Clark Atlanta University) 8.25%, 1/1/2015	4,127,500	4,345,968
Idaho—1.1%		
Idaho Housing & Finance Association, SFMR 6.35%, 1/1/2030 (Collateralized; FNMA)	2,395,000	2,578,864
Power County Industrial Development Corporation, SWDR (FMC Corporation Project) 6.45%, 8/1/2032	2,800,000	2,386,720
Illinois—4.7%		
Illinois Development Finance Authority SWDR (Waste Management Inc.) 5.05%, 1/1/2010	2,000,000	2,063,160
Illinois Health Facilities Authority, Revenue: (Advocate Network Health Care) 6.125%, 11/15/2022	5,000,000	5,663,750
(OSF Healthcare Systems) 6.25%, 11/15/2029	11,650,000	12,526,313
Indiana—1.8%		
Burns Harbor Industrial Solid Waste Disposal Facilities, Revenue (Bethlehem Steel Corp.) 8%, 4/1/2024	6,000,000 [a]	372,000
Franklin Township School Building Corporporation 6.125%, 1/15/2022 (Prerefunded 7/15/2010)	6,000,000 [b]	7,460,460
Louisiana—5.9%		
Lake Charles Harbor and Terminal, District Port Facilities, Revenue (Trunkline LNG Co.) 7.75%, 8/15/2022	15,000,000	15,669,000

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Louisiana (continued)		
Parish of De Soto, Environmental Improvement Revenue (International Paper Co.) 6.55%, 4/1/2019	2,900,000	3,048,045
West Feliciana Parish, PCR:		
(Entergy Gulf States) 6.60%, 9/1/2028	3,750,000	3,823,875
(Utility-Entergy Gulf States) 7%, 11/1/2015	3,000,000	3,074,040
Maryland−1.6%		
Baltimore County, PCR (Bethlehem Steel Corp.) 7.50%, 6/1/2015	5,000,000 [a]	120,000
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland) 5.75%, 10/1/2033	3,250,000	3,409,835
Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates Limited Partnership) 8.75%, 11/15/2010	3,865,000	3,402,901
Massachusetts−1.8%		
Massachusetts Bay Transportation Authority, Assessment Revenue 5.25%, 7/1/2030	3,750,000	4,026,825
Massachusetts Health and Educational Facilities Authority, Revenue (Beth Isreal) 10.57%, 7/1/2025 (Insured; AMBAC)	3,250,000 [c]	3,399,890
Pittsfield, SWDR (Vicon Recovery Associates) 7.95%, 11/1/2004	595,000	596,880
Michigan−2.3%		
Michigan Hospital Finance Authority, HR (Genesys Health System Obligated Group) 8.125%, 10/1/2021 (Prerefunded 10/1/2005)	5,000,000 [b]	5,889,850
Michigan Strategic Fund, SWDR (Genesee Power Station) 7.50%, 1/1/2021	4,150,000	3,990,557
Mississippi−1.4%		
Mississippi Business Finance Corporation, PCR (Systems Energy Resources, Inc.) 5.90%, 5/1/2022	6,070,000	6,075,281
Missouri−.8%		
Saint Louis Industrial Development Authority (Saint Louis Convention) 7.25%, 12/15/2035	3,250,000	3,300,310
Nebraska−1.0%		
Nebraska Investment Finance Authority, SFMR 10.504%, 3/1/2026	3,500,000 [c,d]	4,402,615

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Nevada—3.4%		
Clark County, IDR		
(Southwest Gas Corporation) 6.50%, 12/1/2033	5,000,000	5,074,200
Washoe County (Reno-Sparks Convention)		
6.40%, 7/1/2029		
(Insured; FSA, Prerefunded 1/1/2010)	8,000,000 [b]	9,815,440
New Hampshire—3.6%		
New Hampshire Business Finance Authority, PCR		
(Public Service Co.):		
6%, Series D 5/1/2021 (Insured; MBIA)	2,690,000	3,070,581
6%, Series E 5/1/2021 (Insured; MBIA)	6,000,000	6,848,880
New Hampshire Industrial Development Authority, PCR		
(Connecticut Light) 5.90%, 11/1/2016	5,400,000	5,585,004
New Jersey—2.6%		
New Jersey Economic Development Authority		
Special Facilities Revenue (Continental Airlines, Inc.):		
6.25%, 9/15/2019	3,620,000	2,770,277
7.20%, 11/15/2030	7,000,000	5,375,300
New Jersey Educational Facilities Authority, Revenue		
Higher Education Capital Improvement		
5.25%, 9/1/2019 (Insured; AMBAC)	3,000,000	3,362,610
New York—4.5%		
New York City Transitional Finance Authority, Revenue		
(Future Tax Secured) 5.375%, 11/15/2021	10,000,000	11,119,600
New York State Dormitory Authority, Revenue:		
City University Systems		
(Consolidated 4th General) 5.50%, 7/1/2017	3,060,000	3,458,932
Judicial Facility Lease		
(Suffolk County) 9.50%, 4/15/2014	605,000	694,153
(Marymount Manhattan College) 6.25%, 7/1/2029	4,000,000	4,532,880
North Carolina—.6%		
North Carolina Eastern Municipal Power Agency,		
Power Systems Revenue 6.70%, 1/1/2019	2,500,000	2,813,050
Ohio—6.5%		
Cuyahoga County, HR (Metrohealth Systems)		
6.15%, 2/15/2029	10,000,000	10,594,100
Cuyahoga County Hospital Facilities, Revenue		
(UHHS/CSAHS Cuyahoga Inc. &		
CSAHS/UHHS Canton Inc.) 7.50%, 1/1/2030	3,500,000	3,942,995

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Mahoning County Hospital Facilities, Revenue (Forum Health Obligation Group) 6%, 11/15/2032	4,000,000	4,247,240
Ohio Air Quality Development Authority, PCR (Cleveland Electric Illuminating Co.) 6.10%, 8/1/2020	2,400,000	2,564,592
Ohio Housing Finance Agency, Mortgage Revenue 10.61%, 3/1/2029 (Collateralized; GNMA)	2,345,000 c,d	2,663,709
Ohio Water Development Authority, PCR (Cleavland Electric) 6.10%, 8/1/2020	4,000,000	4,274,320
Oklahoma−3.6%		
Oklahoma Development Finance Authority, Revenue (St. John Health System) 6%, 2/15/2029	9,000,000	10,092,330
Oklahoma Industries Authority, Health System Revenue (Obligation Group) 5.75%, 8/15/2029 (Insured; MBIA)	5,000,000	5,549,950
Oregon−.6%		
Umatilla County Hospital Facility Authority, Revenue (Catholic Health Initiatives) 5.50%, 3/1/2022	2,500,000	2,693,100
Pennsylvania−3.6%		
Allegheny County Port Authority, Special Transportation Revenue 6.125%, 3/1/2029 (Insured; MBIA, Prerefunded 3/1/2009)	4,750,000 b	5,758,615
Beaver County Industrial Development Authority, PCR (Cleveland Electric) 7.625%, 5/1/2025	8,800,000	9,468,888
Pennsylvania Housing Finance Agency, Multi-Family Development Revenue 8.25%, 12/15/2019	277,000	277,723
Rhode Island−1.5%		
Rhode Island Health & Educational Building Corporation Higher Educational Facilities (University of Rhode Island) 5.875%, 9/15/2029 (Insured; MBIA)	5,910,000	6,869,784
South Carolina−4.7%		
Greenville Hospital System, Hospital Facilities Revenue 5.50%, 5/1/2026 (Insured; AMBAC)	7,000,000	7,601,090
Richland County, Environmental Improvement Revenue (International Paper Company) 6.10%, 4/1/2023	6,500,000	6,782,230
South Carolina Medical Facilities, Hospital Facilities Revenue 6%, 7/1/2019 (Prerefunded 7/1/2009)	5,000,000 b	6,047,250

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Tennessee–3.6%		
Memphis Center City Revenue Finance Corp.		
Sports Facility Revenue		
(Memphis Redbirds) 6.50%, 9/1/2028	6,000,000	6,083,640
Tennessee Housing Development Agency		
(Homeownership Program):		
6%, 1/1/2028	4,615,000	4,897,623
6.40%, 7/1/2031	4,250,000	4,675,935
Texas–24.3%		
Austin Convention Enterprises Inc.		
(Convention Center Hotel) 6.70%, 1/1/2032	4,250,000	4,467,175
Dallas Fort Worth International Airport, Revenue:		
5.50%, 11/1/2021 (Insured; FSA)	7,000,000	7,628,600
5%, 11/1/2032 (Insured; AMBAC)	12,000,000	12,111,120
Gregg County Health Facilities Development		
Corporation, HR (Good Shepherd Medical Center)		
6.375%, 10/1/2025	2,500,000	2,892,275
Harris County Health Facilities Development		
Corporation, HR (Memorial Hermann Healthcare)		
6.375%, 6/1/2029	7,000,000	7,702,310
Katy Independent School District		
6.125%, 2/15/2032	11,360,000	13,131,706
Sabine River Authority, PCR (TXU Electric):		
6.45%, 6/1/2021	2,900,000	2,947,212
5.50%, 5/1/2022	5,000,000	5,113,650
Springhill Courtland Heights Public Facility Corp. MFHR		
5.85%, 12/1/2028	6,030,000	6,312,204
Texas:		
(Veterans) 6%, 12/1/2030	3,935,000	4,308,628
(Veterans Housing Assistance Program)		
6.10%, 6/1/2031	8,510,000	9,266,794
Texas Department of Housing and Community Affairs,		
Collateralized Home Mortgage Revenue		
12.248%, 7/2/2024	4,900,000 [c]	6,477,996
Tomball Hospital Authority, Revenue:		
6.125%, 7/1/2023	3,555,000	3,605,019
(Tomball Regional Hospital) 6%, 7/1/2025	3,400,000	3,520,972
Tyler Health Facilities Development Corp., HR		
(East Texas Medical Center Regional Health Care System)		
6.75%, 11/1/2025	5,850,000	5,756,693

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Texas Turnpike Authority,		
Central Texas Turnpike System Revenue:		
5.50%, 8/15/2039 (Insured; AMBAC)	3,000,000	3,311,490
5.25%, 5/15/2042 (Insured; AMBAC)	6,875,000	7,335,625
Utah—1.0%		
Carbon County, SWDR (Sunnyside Cogeneration):		
7.10%, 8/15/2023	4,532,000	4,394,001
Virginia—5.4%		
Henrico County Economic Development Authority,		
Revenue (Bon Secours Health System)		
5.60%, 11/15/2030 (Insured; FSA)	3,140,000	3,330,347
Henrico County Industrial Development Authority,		
Revenue (Bon Secours Health System)		
10.408%, 8/23/2027	7,500,000 c	10,841,925
Virginia Housing Development Authority		
Rental Housing 6.20%, 8/1/2024	8,520,000	9,297,194
Washington—6.9%		
Energy Northwest, Revenue:		
Electric 10.14%, 7/1/2017	10,000,000 c,d	13,331,900
(Wind Project) 6%, 7/1/2023	3,670,000	3,987,528
Port Seattle Special Facilities Revenue		
(Northwest Airlines Project) 7.25%, 4/1/2030	2,300,000	1,754,946
Washington Higher Education Facilities Authority,		
Revenue (Whitman College) 5.875%, 10/1/2029	10,000,000	10,896,600
Wisconsin—7.2%		
Badger Tobacco Asset Securitization Corp.		
Tobacco Settlement Revenue:		
7%, 6/1/2028	13,500,000	13,288,725
6.375%, 6/1/2032	5,945,000	5,334,865
Wisconsin Health and Educational Facilities		
Authority, Revenue (Aurora Health Care, Inc.)		
5.60%, 2/15/2029	5,595,000	5,645,802
Wisconsin Housing and Economic Development		
Authority Homeownership Revenue		
12.651%, 7/1/2025	7,000,000 c,d	7,296,310
Wyoming—3.4%		
Sweetwater County, SWDR (FMC Corp.):		
7%, 6/1/2024	1,805,000	1,690,455
6.90%, 9/1/2024	2,465,000	2,281,653

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Wyoming (continued)		
Wyoming Student Loan Corporation, Student Loan Revenue:		
6.20%, 6/1/2024	5,000,000	5,403,300
6.25%, 6/1/2029	5,000,000	5,389,600
U.S.Related−.6%		
Puerto Rico Public Finance Corporation 6%, 8/1/2026	2,000,000	2,414,100
Total Long-Term Municipal Investments (cost $583,211,856)		**603,839,231**

Short-Term Municipal Investments−2.8%		
Alaska−2.0%		
Valez, Marine Terminal Revenue, VRDN (Exxon Pipeline Company Project):		
Project B, 1.30%	2,600,000 e	2,600,000
Project C, 1.30%	6,100,000 e	6,100,000
Louisiana−.5%		
East Baton Rouge Parish, PCR, VRDN (Exxon Project) 1.25%	2,200,000 e	2,200,000
Wyoming−.3%		
Unita County, PCR, VRDN (Amoco Project) 1.30%	1,500,000 e	1,500,000
Total Short-Term Municipal Investments (cost $12,400,000)		**12,400,000**

Total Investments (cost $595,611,856)	**141.5%**	**616,239,231**
Cash and Receivables (Net)	**1.2%**	**5,163,669**
Preferred Stock, at redemption value	**(42.7%)**	**(186,000,000)**
Net Assets applicable to Common Shareholders	**100.0%**	**435,402,900**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
		IDR	Industrial Development Revenue
EDR	Economic Development Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
		PCR	Pollution Control Revenue
FSA	Financial Security Assurance	**SFMR**	Single Family Mortgage Revenue
GNMA	Government National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	31.7
AA		Aa		AA	18.0
A		A		A	20.0
BBB		Baa		BBB	15.9
BB		Ba		BB	6.2
B		B		B	1.3
CC		Ca		CC	.2
F1		MIG1/P1		SP1/A1	2.0
Not Rated [f]		Not Rated [f]		Not Rated [f]	4.7
					100.0

a *Non-income producing security, interest payments in default.*

b *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Inverse floater security—-the interest rate is subject to change periodically.*

d *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2003, these securities amounted to $27,694,534 or 6.4% of net assets applicable to common shareholders.*

e *Securities payable on demand. Variable interest rate—subject to periodic change.*

f *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Advisor to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2003 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	595,611,856	616,239,231
Cash		83,305
Interest receivable		10,134,425
Receivable for investment securities sold		446,561
Prepaid expenses		389,264
		627,292,786
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		393,147
Payable for investment securities purchased		5,053,472
Dividends payable to preferred shareholders		177,237
Commissions payable		52,054
Accrued expenses and other liabilities		213,976
		5,889,886
Auction Preferred Stock, Series A, B and C, par value $.001 per share (7,440 shares issued and outstanding at $25,000 per share liquidation) value–Note 1		**186,000,000**
Net Assets applicable to Common Shareholders ($)		**435,402,900**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (48,070,337 shares issued and outstanding)		48,070
Paid-in capital		443,761,562
Accumulated undistributed investment income–net		6,619,636
Accumulated net realized gain (loss) on investments		(35,653,743)
Accumulated net unrealized appreciation (depreciation) on investments		20,627,375
Net Assets applicable to Common Shareholders ($)		**435,402,900**
Common Shares Outstanding		
(110 million shares of $.001 par value Common Stock authorized)		48,070,337
Net Asset Value per share of Common Stock ($)		**9.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2003 (Unaudited)

Investment Income ($):	
Interest Income	**18,455,243**
Expenses:	
Management fee–Note 3(a)	1,511,955
Administration fees–Note 3(a)	755,977
Commission fees–Note 1	246,969
Professional fees	40,501
Shareholders' reports	38,287
Shareholder servicing costs	24,754
Registration fees	24,432
Directors' fees and expenses–Note 3(b)	22,805
Custodian fees	2,292
Miscellaneous	18,375
Total Expenses	**2,686,347**
Investment Income–Net	**15,768,896**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(7,035,298)
Net unrealized appreciation (depreciation) on investments	30,656,446
Net Realized and Unrealized Gain (Loss) on Investments	**23,621,148**
Dividends on Preferred Stock	**(1,405,881)**
Net Increase in Net Assets Resulting from Operations	**37,984,163**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2003 (Unaudited)	Year Ended November 30, 2002
Operations ($):		
Investment income−net	15,768,896	33,831,139
Net realized gain (loss) on investments	(7,035,298)	(9,058,484)
Net unrealized appreciation (depreciation) on investments	30,656,446	(3,417,992)
Dividends on Preferred Stock	(1,405,881)	(3,420,665)
Net Increase (Decrease) in Net Assets Resulting from Operations	**37,984,163**	**17,933,998**
Dividends to Common Shareholders from ($):		
Investment income−net	**(14,286,513)**	**(26,911,287)**
Capital Stock Transactions ($):		
Dividends reinvested−Note 1(c)	**336,581**	**337,170**
Total Increase (Decrease) in Net Assets	**24,034,231**	**(8,640,119)**
Net Assets ($):		
Beginning of Period	411,368,669	420,008,788
End of Period	**435,402,900**	**411,368,669**
Undistributed investment income−net	6,619,636	6,286,357
Capital Share Transactions (Common Shares):		
Increase in Common Shares Outstanding as a Result of Dividends Reinvested	**39,001**	**39,069**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements and market price data for the fund's shares.

	Six Months Ended May 31, 2003 (Unaudited)	Year Ended November 30,				
		2002[a]	2001	2000	1999	1998
Per Share Data ($):						
Net asset value, beginning of period	8.56	8.75	8.60	8.56	9.52	9.49
Investment Operations:						
Investment income−net	.33[b]	.70[b]	.72	.70	.58	.60
Net realized and unrealized gain (loss) on investments	.50	(.26)	.11	.06	(.90)	.05
Dividends on Preferred Stock from net investment income	(.03)	(.07)	(.12)	(.16)	(.02)	−
Total from Investment Operations	.80	.37	.71	.60	(.34)	.65
Distributions to Common Shareholders:						
Dividends from investment income−net	(.30)	(.56)	(.56)	(.56)	(.58)	(.62)
Capital Stock transactions−net effect of Preferred Stock Offering	−	−	−	(.00)[c]	(.04)	−
Net asset value, end of period	9.06	8.56	8.75	8.60	8.56	9.52
Market value, end of period	9.06	7.88	8.45	$8^{1}/8$	$7^{11}/16$	$10^{3}/16$
Total Return (%)[d]	19.05[e]	(.36)	10.72	13.30	(19.36)	2.23

	Six Months Ended May 31, 2003 (Unaudited)	Year Ended November 30,				
		2002[a]	2001	2000	1999	1998
Ratios/ Supplemental Data (%):						
Ratio of expenses to average net assets applicable to Common Shareholders	1.28[f,g,h]	1.28[g,h]	1.27[g,h]	1.34[g,h]	.91[g,h]	.81
Ratio of net investment income to average net assets applicable to Common Shareholders	7.52[f,g,h]	8.10[g,h]	8.10[g,h]	8.25[g,h]	6.64[g,h]	6.26
Portfolio Turnover Rate	34.90[e]	44.71	13.36	27.58	32.58	6.33
Asset, coverage of Preferred Stock, end of period	334	321	326	321	320	−
Net Assets, end of Preferred Stock, end of period ($ x 1,000)	435,403	411,369	420,009	411,081	408,958	453,893
Preferred Stock outstanding, end of period ($ x 1,000)	186,000	186,000	186,000	186,000	186,000	−

[a] As required, effective December 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or permium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended November 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets applicable to common shareholders from 8.08% to 8.10%. Per share data and ratios/supplemental data for periods prior to December 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Calculated based on market value.

[e] Not annualized.

[f] Annualized.

[g] Does not reflect the effect of dividends on Preferred Stock shareholders.

[h] The ratio of expenses to total average net assets and the ratio of net investment income to total average net assets were .89% and 5.21%, respectively, for the six months ended May 31, 2003, .89% and 5.61%, respectively, for the year ended November 30, 2002, .89% and 5.64%, respectively, for the year ended November 30, 2001, .84% and 6.13%, respectively, for the year ended November 30, 1999.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Strategic Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent believed by the fund's investment adviser to be consistent with the preservation of capital. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser and administrator. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon"). Boston Safe Deposit and Trust Company (the "Custodian") acts as the fund's custodian. The Custodian is a wholly-owned subsidiary of Mellon. PFPC Global Fund Services ("PFPC"), a subsidiary of PNC Bank ("PNC"), serves as the fund's transfer agent, dividend-paying agent, registrar and plan agent. The fund's Common Stock trades on the New York Stock Exchange under the ticker symbol DSM.

The fund has outstanding 2,480 shares of Series A, Series B and Series C for a total of 7,440 shares of Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS vote as a separate class on certain other matters, as required by law. The fund has designated Robin A. Pringle and John E. Zuccotti to represent holders of APS on the fund's Board of Directors.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in municipal debt securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal securities and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

(c) Dividends to shareholders of Common Stock ("Common Shareholder(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid at least annually. To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

For common shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) based on the record date's respective prices. If the net asset value per share on the record date is lower than the market price per share, shares will be issued by the fund at the record date's net asset value on the payable date of the distribution. If net asset value per share is less than 95% of the market value, shares will be issued by the fund at 95% of the market value. If the market price is lower than the net assets value per share on the record date, PFPC will purchase fund shares in the open market commencing on the payable date and reinvest those shares accordingly. As a result of purchasing fund shares in the open market, fund shares outstanding will not be affected by this form of reinvestment.

On May 31, 2003, the Board of Directors declared a cash dividend to Common Shareholders of $.051 per share from investment income-net, payable on June 27, 2003 to Common Shareholders of record as of the close of business on June 13, 2003.

(d) Dividends to Shareholders of APS: For APS, dividends are currently reset annually for Series A and B and every 7 days for series C. The dividend rate in effect at May 31, 2003 were as follows: Series A —1.55%, Series B—1.625% and Series C—1.05%.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Internal Revenue Code of 1986 as amended, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of approximately $28,514,620 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2002. If not applied, $9,312,230 of the carryover expires in fiscal 2003, $3,964,163 expires in fiscal 2007, $5,542,712 expires in fiscal 2008, $442,201 expires in fiscal 2009 and $9,253,314 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2002 was as follows: tax exempt income $30,331,952. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended May 31, 2003, the fund did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

(a) The fee payable by the fund, pursuant to the provisions of an Investment Advisory Agreement with Dreyfus, is payable monthly based on an annual rate of .50 of 1% of the value of the fund's average weekly net assets. The fund also has an Administration Agreement with Dreyfus, a Custody Agreement with the Custodian and a Transfer Agency and Registrar Agreement with PFPC. The fund pays in the aggregate for administration, custody and transfer agency services a monthly fee based on an annual rate of .25 of 1% of the value of the fund's average weekly net assets; out-of pocket transfer agency and custody expenses are paid separately by the fund.

(b) Through January 27th, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $4,500 and an attendance fee of $500 per meeting. Each such director also serves as a board member of other Funds within the Dreyfus complex (collectively, the "Fund Group"). After January 27th, 2003, Board compensation was changed from a "Fund by Fund" basis to a "Fund Group" basis, such that each such director now receives an annual fee of $30,000, an attendance fee of $4,000 for each in-person meeting and $500 for telephone meetings. These fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets. The Chairman of the Board receives an additional 25% of such compensation. Subject to the fund's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2003, amounted to $210,612,156 and $206,010,437, respectively.

At May 31, 2003, accumulated net unrealized appreciation on investments was $20,627,375, consisting of $43,601,261 gross unrealized appreciation and $22,973,886 gross unrealized depreciation.

At May 31, 2003, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

PROXY RESULTS (Unaudited)

At the annual shareholders' meeting held on May 16, 2003, the Fund's Common Stockholders and Auction Preferred Stockholders voted together as a single class with respect to each of the three proposals below as follows:

	Shares	
	For	Authority Withheld
1. To elect three Class I Directors:†		
Joseph S. DiMartino	23,656,525	563,297
William Hodding Carter, III	23,656,525	563,297
Richard C. Leone	23,656,525	563,297

	Shares		
	For	Against	Abstained
2. To approve a change to the fundamental investment policies and investment restrictions of the Fund to permit the Fund to engage in swap transactions	18,325,117	1,646,963	917,689
3. To approve a change to the fundamental investment policies and investment restrictions of the fund to expand the Fund's ability to invest in other investment companies	18,266,712	1,780,756	842,301

† The terms of these Class I Directors expire in 2006.

OFFICERS AND DIRECTORS

Dreyfus Strategic Municipal Bond Fund, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino
David W. Burke
Hodding Carter, III
Ehud Houminer
Richard C. Leone
Hans C. Mautner
Robin A. Pringle †
John E. Zuccotti †
† *Auction Preferred Stock Directors*

Officers

President
  Stephen E. Canter
Executive Vice President
  Paul Disdier
Vice President
  Mark N. Jacobs
Secretary
  John B. Hammalian
Assistant Secretaries
  Steven F. Newman
  Michael A. Rosenberg
Treasurer
  James Windels
Assistant Treasurers
  Gregory S. Gruber
  Kenneth J. Sandgren

Portfolio Managers

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace

Portfolio Managers (continued)

Colleen A. Meehan
W. Michael Petty
Scott Sprauer
James Welch
Monica S. Wieboldt

Investment Adviser and Administrator

The Dreyfus Corporation

Custodian

Boston Safe Deposit and Trust Company

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend-Paying Agent, Registrar and Disbursing Agent

PFPC Global Fund Services
(Common Stock)
Deutsche Bank (Auction Preferred Stock)

Auction Agent

Deutsche Bank (Auction Preferred Stock)

Stock Exchange Listing

NYSE Symbol: DSM

Initial SEC Effective Date

11/22/89

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—Municipal Bond Funds" every Monday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

Dreyfus Strategic Municipal Bond Fund, Inc.

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Boston Safe Deposit and Trust Company
One Boston Place
Boston, MA 02108

**Transfer Agent,
Dividend-Paying Agent,
Registrar and Disbursing Agent**

PFPC Global Fund Services
(Common Stock)
101 Federal Street
Boston, MA 02110

 852SA0503